FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

Investor Day 2015 Presentation to Analysts and Investors (Items 1-15 filed separately on previous Form 6-K)

16	Presentation – Risks

17	Presentation – Retail & Commercial Banking

18	Presentation – Technology and Operations

19	Presentation – Organisation, Costs and Human Resources

20	Presentation from Jose García Cantera, Santander Group CFO

21	Closing session presentation from Ana Botín, Santander Group Executive Chairman

Item 16

Item 17

Item 18

Item 19

Item 20

Item 21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 25, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer

INVESTOR DAY 2015

LONDON, 23-24 SEPTEMBER

Matías Rodríguez Inciarte

Vice Chairman

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries.

Agenda

1. Santander Risk Management Model
2. Risk profile and strategy
3. Conclusions

Agenda

1. **Santander Risk Management Model**
2. Risk profile and strategy
3. Conclusions

Risk management levers

Our strategic business is based on a prudent risk management that ensures …

Santander's Business Model



Geographic diversification
International talent, culture and brand
Strong balance sheet & global control frameworks
Innovation, digital transformation and best practices
Subsidiaries model
Focus on Retail and commercial Banking

Risk management models

- **Diversification**, both by **geography** and by segment
- Maintaining a **medium low risk profile** through a solid **risk appetite**
- Group Wide Risk Management (GWRM) in an autonomous **subsidiary model**
- **Proactive** and **independent** (Board Risk Committee) **risk management**

…sustainability, low volatility and improving solvency capability

Simple commercial business

Balance-sheet focused on retail and commercial activities customer oriented

(Dec'14, €bn)



1,266
Cash and deposits at credit institutions
156
Derivatives
77
AFS Portfolio
115
Trading Portfolio
67
Gross loans to customers
762
Others
89

- **Credit Risk**

  Our core business

- **Operational Risk**

  Limited exposure with strong control culture

- **Market and Structural Risk**

  Low complexity and customer driven activity

Credit Risk Diversification

Diversified customer oriented strategy: Santander's DNA

Risk by geography



(Dec'14, €bn)
Brazil 10%
Chile 4%
México 4%
Other LATAM 2%
United States 9%
Spain 22%
Spain discontinued RE 1%
Poland 2%
SFC 8%
Other Europe 4%
UK 34%
Gross customer loans €762bn

Risk by segment and product



(Dec'14, €bn)
SMEs (ex RE) 7%
Consumer lending 1 19%
Mortgages 40%
Real Estate 6%
SGCB 12%
Corporates (ex RE) 16%
Gross customer loans €762bn
Individuals 59%

(1) In 2015 SCF will gradually incorporate PSA portfolio, starting by France, UK and Portugal (€12bn approx.)

Risk Appetite: medium-low risk profile

Medium-low risk profile ensured by a conservative risk appetite

Losses / Volatility	• Limit 100% profit before taxes (PBT) in the worst year in a plausible adverse scenario of 3 years • Operational losses / gross margin (YTD) does not exceed 2.8%
Solvency	• Maintain Capital strength (CET1 Ratio FLB3) under normal and stressed conditions ensuring the accomplishment of all the regulatory requirements
Liquidity	• Structural Funding Ratio (parent company) >100% • Maintaining it is stressed survival periods above the limit 30/45 days for each crisis scenario • Liquidity Coverage Ratio (Parent Company) >100%
Concentration	• Limits to the maximum exposure over Own Funds defined in single names and large exposures • Limits to concentration in non-investment grade counterparties and portfolios with high volatility profile • Limits to concentration by sectors
Qualitative elements	• Qualitative indicators of non financial risks reflecting a very low tolerance to Operational, Conduct, Legal & Regulatory Risk

FLB3: Fully loaded Basel III

Group Wide Risk Management in an autonomous subsidiary model

Group-Subsidiaries model: adding value to the sum of the parts

Group



Subsidiaries



- **Double control** layer both local and global, ensuring effectively a low medium risk profile
- **Sharing best risk management practices** across all geographies
- **Forward looking approach** both at local and global functions
- **Excellence in risk management models**: the global methodology boosts R&D which is cascaded down into local units
- **Embedding of risk management** in the strategic plans both at local and global levels

Independent risk management

Risk Governance

Committee	Frequency	Responsibilities
Executive Risk Committee	TWICE PER WEEK	• **Manages** exposure to different customers, economic and geographic areas, covering **all risks type** • **Ensures** that the Group's activities are **consistent with the risk appetite** • Provides the Board Risk Committee with the information it may require

Executive Committee	WEEKLY	• Approval of the **general policies and strategies of the Company**, particularly:
		  • Strategic plans and annual budget
		  • **General risk management policy**
		  • Corporate governance and social responsibility policy
		• Approval the **communication to all the stakeholders** (shareholders, markets…)

Board Risk Committee	MONTHLY	• **Assists, support and advice the Board** in all actions related to risk strategy (appetite and policies), monitoring an holistic risk profile, supervisors and regulators requirements…

Pro-active and effective risk management

Santander's risk management capabilities have been successfully applied across different geographies and scenarios

SPAIN - Real Estate portfolio run down

Real Estate Stock Evolution (€bn)

	Dec'11	Jun'15	Var 11-15		Coverage Jun'15
Santander	32.0	14.8	-17.2	-54%	58%
Peer 1[1]	27.0	26.2	-0.8	-3%	55%
Peer 2[1]	37.5	27.8	-9.7	-26%	45%
Peer 3[1]	29.0	26.2	-2.8	-10%	43%

(1) CaixaBank, Sabadell (Dec'14), BBVA

(2) Cost of credit = 12 month loan-loss provisions / average lending

Note graph "over 90 rate": Itaú, Bradesco

BRAZIL- Better mix and pro-active risk management explains Cost of Credit[2] reduction and the convergence in over 90 rate with our peers

Cost of credit[2] (%)



6.6
7.4
7.1
6.3
5.4
4.9
4.5
Jun'12
Dec'12
Jun'13
Dec'13
Jun'14
Dec'14
Jun'15

Over 90 Rate (%)



5.48
5.07
4.79
4.11
3.53
3.74
3.72
3.29
3.21
2.95
1Q13
3Q13
1Q14
2Q14
4Q14
2Q15
Santander
Peer 1
Peer 2
System
Privates

Sustainability, low volatility and improving solvency (1/2)

Results sustainability

Profitability drivers


PPP²/loans
3.0%
3.3%
3.3%
3.3%
3.1%
2.9%
3.0%
3.0%
Cost of credit
1.0%
1.4%
1.4%
1.7%
2.4%
1.7%
1.4%
1.3%
2008
2009
2010
2011
2012
2013
2014
1H'15

Santander is 1 of the 3 banks among international G-SIBs[1] without a single quarter of profit losses during the crisis

(1) Global systemic all-important banks excluding Chinese banks
(2) PPP: pre-provision profit

Sustainability, low volatility and improving solvency (2/2)

Capital adequacy resilience under the ECB Comprehensive Assessment stress test

- **The comprehensive assessment underscored the resilience of the Group's balance sheet**
  - **Lowest adjustment among its peers (-4 b.p.)**, which shows risks correctly classified and adequate coverage ratios
  - In the adverse scenario, Santander is the bank with the **least negative impact (-33 b.p)** among the big European banks

AQR impact on CET1 (b.p.)



Santander -4
DB -7
BNP -15
C. Agricole -18
Unicredit -19
BBVA -21
SocGen -22
Intesa -25
ING -29
Commerzbank -55

Stress test impact[1] on fully loaded CET1 adverse scenario (b.p.)



Santander -33
BBVA -102
ING -142
Nordea -156
HSBC -160
Barclays -199
Commerzbank -200
DB -214
C. Agricole -225
Unicredit -250
SocGen -253
BNP -272
RBS -292
Intesa -300
Lloyds -410

(1) Difference between fully loaded CET1 2013 and fully loaded CET1 2016 adverse scenario

Agenda

1. Santander Risk Management Model
2. **Risk profile and strategy**
3. Conclusions

Credit Risk Forecast

Cost of credit still decreasing, heading towards normalised levels



Group (%)
Group
Group excluding SCUSA
2.38
1.53
1.43
1.32
1.2(1)
0.96(1)
Dec'12
Dec'13
Dec'14
Jun'15
Dec'18(e)

- **Ongoing downward trend** close to pre-crisis levels (approx. 60-70 b.p.), aligned with a better credit quality and macro environment improvements
- Accompany transition for building a retail and corporate bank, while **cost of credit remains in very low levels** (approx. 10 b.p.)
- SCF: A **low credit risk profile** (80-90 b.p.) will be maintained over the next years aligned to a **better macro environment** and **proactive management policies**
- **SBNA:** after a deleverage period, cost of credit is expected **to slightly increase** (approx. 20-30 b.p.), although still in very low levels, due to business normalisation
- **SCUSA:** however cost of credit is expected to **remain close to 11%**, **risk return ratio** would be **stable** through the next years thanks to proactive risk pricing policies

(1) Average cost of credit 2015, 2016, 2017, 2018 Cost of credit = 12 month loan-loss provisions / average lending

Credit Risk Forecast: Brazil

Increased resilience through tighter Risk policies and better portfolio mix will enable Santander Brazil to successfully overcome a tougher environment

Underwriting, Monitoring & Recoveries

- **Improved underwriting models**: enhanced capabilities for discrimination in Individuals and SMEs
- **Focused on products with a better risk profile** (payroll loans, mortgages, *adquirência*[1])
- Migration from revolving to instalment products alongside higher collateralisation of the portfolio
- Management of **risk appetite by sectors**
- **Customer vision centred risk models**
- Boosting **non-standardised management** in SMEs
- **Improved collection models**, focused on early delinquency, and channels, leveraging the branch network

Brazil cost of credit[2] projection (%)


7.4
6.3
4.9
4.5
4.0(3)
Dec'12
Dec'13
Dec'14
Jun'15
Dec'18

Change in portfolio mix 2009 – 2015


2015
2009
Corporates and business
31%
27%
SGCB
33%
30%
Consumer Lending
20%
32%
Mortgages & Other Loans to Individuals
16%
11%

(1) Adquirência: Financing of delay on credit card payments to retail stores
(2) Cost of credit = 12 month loan-loss provisions / average lending (3) Average 2015, 2016, 2017, 2018

Market Risk

Trading supports a customer driven business. Low and stable VaR of wholesale banking activity (14MM[1] in 1H'15)

Qualitative drivers

- Low complexity
- Low market risk profile
- Focused on corporate customers
- Flow products
- Avoiding complex structured products

Quantitative drivers



VaR, 99%, 1d, € MM (left)
Monthly P&L, € MM (right)
90
70
50
30
10
-10
450
375
300
225
150
75
0
-75
Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 Jan-11 Jan-12 Jan-13 Jan-14 Jan-15

Wholesale Banking Activity: Average daily VaR (€MM)

2009	30
2010	29
2011	22
2012	15
2013	17
2014	17
1H'15	16

(1) Relative to the trading activity of wholesale banking in financial markets. There are other positions catalogued as trading for accounting purposes. The total VaR of trading of this accounting perimeter was EUR13MM

Structural Risk

Interest Rate Risk: profile remains low, covering budgeted financial margin (sens. 100b.p. <3%) and equity value (sens. 100b.p.<4%)

- **Management** decisions taken by country's **ALCO** in coordination with Global ALCO under **risk policies** and **limits approval**
- **ALCO decisions** aim to give **stability** and recurrence to the net interest margin of commercial activity and the economic value, while keeping **appropriate levels of liquidity and solvency**

Liquidity: comfortable liquidity position under normal and stressed circumstances, meeting regulatory requirements ahead of schedule

- **Comfortable** and **stable liquidity** levels thanks to **solid** retail banking **business model**, decentralised funding model and prudent risk management
- **Compliance** ahead of schedule with **regulatory requirements**
- **High level** of customer deposits. **Loan to Deposit ratio** (LTD) for parent company was **117%** as of June 2015
- Sound short and long-term liquidity ratios. **Liquidity Coverage Ratio** (LCR) and **Structural Funding Ratio** for parent company as of June 2015 were **142%** and **107%**, respectively
- Under **stress scenarios** the situation **remains appropriate**, with **liquidity** horizons **above** minimum **limits**

FX Rate Risk hedging policy: mitigates impact on core capital ratio

Operational Risk

Risk profile aligned with our business activities under a conservative risk appetite framework

- **Increasing awareness** of operational risk in the Group. Integral transformation programme in order to implement AMA[1] in all units
- The **ratio of operational risk losses** vs gross margin is 2.50% as of end 2Q'15, but it is reduced to 1.60% when excluding Brazil´s labor losses (industry wide issue)
- Control of stable **Brazil** industry labour (*trabalhistas*) and customer (*civeis*) cost. Downward trend expected
- **Cyber risk**: increasing resources and controls. Procurement of insurance policy, creating greater awareness and culture in the bank
- **Increasing controls** in certain geographies as **to mitigate external fraud related** to cards and internet banking

(1) Advanced Measurement Approach

Conduct and customer protection, Regulatory Compliance and Reputational Risk

Conduct, Compliance and Reputational Risks, focus for next years

- **Conduct, AML, Regulatory** and **Reputational** risks are gaining relevance due to the current regulatory environment
- **Control** of these risks always has been **embedded** in our **risk culture** trough
  - Global Product Committee
  - Monitoring Global Product Committee
  - Board Risk Committee
- This control environment has allowed us not to suffer idiosyncratic events, focusing our losses in common events for all industry
- We **continue reinforcing** risk management and **control** of **conduct**, **compliance, reputational** and **operational** risks

Agenda

1. Santander Risk Management Model
2. Risk profile and strategy
3. Conclusions

Key takeaways (1/2)

Build our future through forward looking management of all risks, protecting our present through a sound robust control environment


ARM
Advanced Risk Management
Risk appetite drives business
Integration of risks within business
Forward looking approach for all risk types
Risk function indepen-dence
Best-in-class risk infras-tructure
Accountability of all employees

Maintain our risk management model and reinforce:

- Risk Appetite
- Risk Identification and Assessment
- Stress Test and Scenario Analysis
- Models and Model Risk Management
- Lines of Defence (LoD) Framework
- RDA[1]
- Contingency Plans and Crisis Response
- Risk Culture and Talent

(1) Risk Data Aggregation

Key takeaways (2/2)

Sustainable growth plan in a medium-low risk profile

- Balance sheet **focus on retail and commercial**
- **Diversification** by geography, segment and customer
- Budget and strategic plans embedded in **medium-low risk appetite**
- **Double control layer** (global and local)
- Proactive risk **transformation capabilities**

- **Stability and controlled volatility of results**
- **Normalisation of cost of credit c.1%(1)**

(1) Lower than 1% excluding SCUSA

Simple | Personal | Fair

Appendix

Current focus

Credit
- Normalisation of risk levels

Market
- Stable low risk levels (VaR) with incomes based on customer activities

Liquidity
- Comfortable and stable liquidity levels, according to regulatory requirements

Structural
- Conservative policies in balance sheet management. FX risk hedge policy mitigates impact on core capital ratio

Operational
- 100% under standard model approach with increasing control under AMA[1]
- Maintaining expected low losses profile

Conduct and Consumer Protection
- Focus of resources and efforts to adapt to evolving regulatory requirements

Regulatory Compliance
- Tightening of customers' relation rules considered in strategic plans

Reputational
- Strengthening of reputational risk control structure to maintain and increase quality perception by Santander Stakeholders

Strategic
- Commitment to maintain (and even reduce) low levels of P&L volatility with a strategy based on customer's stable relationships and conservative approach in risk

(1) Advanced Measurement Approach

Credit Risk by segment and product

(€MM)	Gross loans	% NPL	PD	EL
Mortgages	304,466	2.73%	1.66%	0.15%
Consumer Lending	145,017	5.47%	6.97%	3.70%
SMEs[1]	55,773	9.17%	5.01%	1.99%
Corporates[1]	118,981	6.78%	3.21%	0.94%
Real Estate	49,726	15.99%	9.77%	2.41%
SGCB	88,141	2.67%	0.80%	0.30%
TOTAL	**762,104**	**5.19%**		

- **Improving risk profile** and **maintaining credit policies** that ensure portfolio and collateral quality
- Ensuring portfolio quality and **improving risk-return balance**
- **Strategic portfolio** which is intended to consolidate supported by corporate projects initiated in 2014 (e.g., Santander Advance)
- **Good quality** portfolio reflected in the AQR exercise
- **Decrease** of the **RE concentration** in terms of Group exposure and improvement of the portfolio´s credit risk profile
- Business **focused** on **customers**, serving their global and local needs with very low NPL ratios

Figures at Dec'14 (1) excl. Real Estate PD: probability of default of a customer within a year EL: expected loss within a year

Credit Risk by segment and product: Mortgages

Improving risk profile and maintaining credit policies that ensure portfolio and collateral quality

(€MM)	Gross loans	% NPL	PD	EL
UK	193,048	1.62%	1.28%	0.03%
Spain	47,721	5.82%	2.48%	0.44%
Portugal	14,805	4.12%	1.73%	0.25%
USA[1]	11,877	3.43%	3.03%	0.82%
Others	Chile represents 3% of total mortgages / SCF Germany 2% / Poland 2%			
TOTAL	**304,466**	**2.73%**	**1.66%**	**0.15%**

Figures at Dec'14
(1) USA Holding Mortgages include Home Equity loans
PD: probability of default of a customer within a year
EL: expected loss within a year

- **Positive macroeconomic environment. Risk policy is maintained**
- **Normalisation** of the NPL portfolio evolution
- **Mortgages portfolio remains stable**
- **Asset reduction** aimed to rebalance the portfolio and improve profitability

Credit Risk by segment and product: Consumer lending

Ensuring portfolio quality and improving risk-return balance

(€MM)	Gross loans	% NPL	PD	EL
Brazil	26,578	8.43%	7.80%	4.56%
USA	25,155	3.93%	17.88%	7.73%
SCF Germany	23,882	3.94%	1.65%	0.80%
SCF Others	27,772	6.55%	3.20%	1.48%
Others	UK represents 8% of total consumer lending / Chile 5% / Spain 5% / SCF Spain 4%			
TOTAL	**145,017**	**5.47%**	**6.73%**	**3.46%**

- **Rebalance** risk **strategy** while keeping high profitability
- SCUSA's growth drives high PD levels and **robust risk-adjusted profitability**
- SCF **Extremely low expected losses**

Figures at Dec'14

Credit Risk by segment and product: SMEs[1]

Strategic portfolio which is intended to consolidate supported by corporate projects initiated in 2014 (e.g., Santander Advance)

(€MM)	Gross loans	% NPL	PD	EL
Spain	16,482	13.69%	3.88%	1.15%
UK	11,213	5.53%	4.13%	0.90%
Brazil	10,435	8.46%	7.50%	5.25%
USA	4,706	1.34%	1.18%	0.56%
Mexico	2,901	3.13%	7.01%	4.06%
Others	Chile represents 9% of total SMEs / Poland 5% / Portugal 4%			
TOTAL	**55,773**	**9.17%**	**5.01%**	**1.99%**

- Trend to normalisation: **improving behaviours** along with a positive macro economy
- **Extended capacity** to service to follow strategy of evolving the portfolio mix
- Policies **tightened 2 years ago, predictive admission models** help to achieve a better performance
- **Outstanding quality standards**
- Most of the portfolio are under **government guarantee programmes**

Figures at Dec'14
(1) excl. Real Estate

Credit Risk by segment and product: Corporates[1]

Good quality portfolio reflected in the AQR exercise

(€MM)	Gross loans	% NPL	PD	EL
Spain	57,089	7.70%	3.78%	1.08%
Brazil	14,325	5.04%	3.21%	1.56%
UK	9,214	1.63%	4.13%	0.90%
USA	9,346	1.63%	1.15%	0.16%
Others	Chile represents 6% of total Middle Market/ Mexico 5% / Portugal 3%			
TOTAL	**118,981**	**6.78%**	**3.21%**	**0.94%**

- **New production increase** aligned with positive macro environment. Starting the **downward trend** of the risk indicators levels
- Tight underwriting criteria and on-going **deleveraging of potential risky customers**
- Strengthen risk capabilities to accompany transition for **building a retail and corporate bank**
- **High quality** portfolio with **low risk profile**

Figures at Dec'14
(1) excl. Real Estate

Credit Risk by segment and product: Real estate

Decrease of the RE concentration in terms of Group exposure and improvement of the portfolio´s credit risk profile

(€MM)	Gross loans	% NPL	PD	EL	% Coverage
UK	20,531	1.64%	1.35%	0.20%	34.02%
USA	13,277	0.99%	0.38%	0.08%	103.67%
Spain	9,014	68.19%	44.67%	19.31%	64.60%
Others	Mexico represents 3% of total Real Estate / Poland 3% / Brazil 3%				
TOTAL	**49,726**	**15.99%**	**9.77%**	**2.41%**	

- Includes **Social Housing** (low default portfolio), **Regional Property** and **Central Real Estate**
- **Run-off portfolio** continues to **fall** at rates of over 45% (YoY)
- On-going **deleveraging strategy** (-27% YoY)

Figures at Dec'14

Santander

Simple | Personal | Fair

Santander

INVESTOR DAY 2015

LONDON, 23-24 SEPTEMBER

Ángel Rivera

Head of Retail & Commercial Banking

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries.

The Global – Local Model

As a global group, we have a unique opportunity: to **share locally** the advantages of **being global.**
The **GLOBAL-LOCAL-MODEL**: the best of both worlds

The best of being local

- Focus on **performance**
- **Autonomy** and **accountability**:
  - Commercial Strategy definition
  - Execution
- Countries **prioritise** which **transformation projects** to pursue

The best of being global

- Focus on **value generation** to local units to reinforce local and global franchise
- **Identify** and **share** best practices and global talent
- **Support** countries in implementation of key projects
- Leverage **global scale**: international business, global franchises, products and platforms

Objectives of our commercial transformation

Grow the income line

Gain profitable market share

Be the best retail and commercial bank in each of our markets

We are working on:

- **Upgrading** the bank: processes, experience and customer satisfaction
- Developing **more efficient** distribution models: digital banking, branch of the future, remote advisors…
- Developing and consolidate the tailor-made **specialisation** by customer typology
- Extracting value from our **connectivity**
- Culture of service: **Simple | Personal | Fair**

Our aim

Our aim is to add value to all Units

Identify and Share	Evolve	Generate
The best Retail and Commercial banking with **internal and external** best practices	The business, **undertaking** complex and global projects	Synergies **across the group**

Levers for our commercial transformation


1
Network Banking
2
Customer Vision
3
Multichannel
4
Customer Experience
5
Specialisation
Simple | Personal | Fair

Levers | 1. Network Banking

The objective is to enhance commercial opportunities in our local footprints

	Objectives	Initiatives
Customer → Customer / Potential Customer	**Capture international trade flows**	• Santander **Trade Portal** • Santander **Trade Club** • **Commercial corridors** • Santander **Passport** • **International Desk** • **Advanced** systems, products and services
Customer → Santander Group	**Consistent and homogeneous relationship with our customer across our banks**	

Levers | 1. Network Banking – Trade Portal and Trade Club

Santander Trade facilitates commercial contact between customers in our geographies

Accompaniment **value offer** for customers in the country of origin + **Acquisition** and **loyalty** of companies contacted in the country of destination + **Intermediation** in generated trade flows



Santander
Trade
Discover this Portal
Want to expand globally?
Markets
Counterparts
Shipments
Currencies
Banking
Establishing
TAKE A VIDEO TOUR!

Trade active members **20k**

Traffic/month **200k**

1.2MM unique visitors 1Y

17,000 profiles

11k **Club** members

Levers | 1. Network Banking – Passport and International Desk


Santander para su emp...
Acceder
Países
Con cuenta en Santander
Brasil
España
Reino Unido
USA

Santander Passport: a multi-country relationship model

- **Local management** of pricing and risk
- **Same** commercial **terms**
- Internal **SLAs** between banks
- **Cross-border results** vision by customer
- A same **relationship commitment** in all Santander units

5.3k customers

International Desk: a lever to attract customers and provide service, helping foreign companies getting settled in Santander Markets

- Multilingual **advisory**
- **Simple on boarding** (inc. Know Your Customer)
- Access to a **local network** of third parties (entities, lawyers…)

12 Countries[1]

875 Companies (>21% annual growth)

Data as of 1H'15. (1) Incl. Bank of Shanghai

Levers | 2. Customer Vision – NEO CRM and Business Intelligence

Leveraging Chile´s Neo CRM as a model of advanced commercial tools
(Commercial front)



- 360 º Customer´s vision
- Integration of channels
- Commercial Intelligence
- Friendly and easy to use
- Focus on performance

Improved commercial productivity (53% in Chile) & employee satisfaction

Events management examples:
Right Moment, Right Channel, Right Product for every single customer

- Customer exceeds credit card limit… real time evaluation and limit increase
- Customer buys new car… financing or protection advice
- Purchase an insurance policy… automatic satisfaction survey

Santander 500 Events Book

1. More satisfied customers
2. Increase effectiveness rates vs. traditional campaigns
3. Reduce channels costs

Levers | 3. Multichannel

Multichannel and digital new corporate model:
to offer the best experience to our customers anywhere anytime

Digital is a key part of a wider multichannel transformation programme



Branch of the future
Mobile First
Contact Centre
Internet
Multichannel
Digital Manager
ATM / Self-service
Digital Platform for Corporate / SME
Wireless Branches

15.1MM +16% YoY
Digital customers

5.5MM +50% YoY
Mobile customers

57% Monetary transactions done in digital channels*

15 % Sales of the Group done in digital channels*

(*) Excluding cash and direct debits
Note: Data as of 1H'15

Levers | 3. Multichannel. Examples

'BZWBK24 Mobile' - Poland


BZWBK24 mobile
TICKETS, PARKING, SHOPPING
LOG IN
SCAN & PAY
ADVISOR ONLINE
Currencies
Discounts
ORDER A LOAN
BLIK
MAPS
TRAVEL INSURANCE
OPEN ACCOUNT
Info
Contact

Spendlytics - UK


Santander
VISA
Santander
Total card spend
£5,614.72
Total card spend
£5,614.72

Branch of the future – Spain & Brazil



Voice Print - Mexico


En Santander
mi voz es mi firma
Firma Vocal
Disponible para todos nuestros clientes.
Santander
un banco para tus ideas

Levers | 4. Customer Experience

A Measure and understand Customer satisfaction

B Improve customer experience

C Promote S|P|F Culture

Customer journeys. Examples of **Customer's on boarding process** improvement

Current account opening process (Brazil)

From...
- Account: **D+8**
- Cards: **D+16**
- Channels: **D+22**
- Access code: **D+28**

To...

...**D+1**

Current account opening process (UK)

From...

Taking **up to 6 days** to completely open an account...

To...

...to **leaving the office with the account** activated and operating the contracting day

Current account opening process (Portugal)

From...

Asking a customer to **sign 6/8 pages** of an account opening contract (**paper** based process)...

To...

...only **2 signatures** (**tablet** based digital process)

SME credit (Mexico)

From...

13 days to fulfil the process...

To...

...to a tablet based digital process: **48hrs** from application to cash

Levers | 5. Specialisation – Advance

Santander Advance

Santander Advance supports SMEs in their development and growth, offering a strong financial offer as well as non-financial support measures

Advance development

1. Training
2. International
3. Employment / internships
4. Connectivity
5. *Advance* awards

Advance Finance

6. *Advance* products and services offer
7. Advance Fund €250MM

8. Monitoring and commercial management of the flow of customers and non-customers

Roll-out implemented in **8** countries

Levers | 5. Specialisation – Select

Santander SELECT

Strengthen the affluent segment, offering value from a global perspective

SELECT: global value proposition for **high-income customers**

- **Specialised** Relationship Manager portfolio and dedicated channels
- Relationship managers with differentiated **profile, training** and **certification**
- Exclusive **value offer** and **customer experience**

Expansion of the **model** during 2014 and 2015 in **11** countries

more than **2MM** customers

- As part of the benefits for Select customers, we launched the **Global Select debit card** which received the prize for one of the **'Best Ideas of 2014'** from the magazine *Actualidad Económica*



Santander
SELECT

2018 targets

Customers		1H'15	2018
	Retail loyal customers (MM)	12	17
	SMEs and corporate loyal customers (MM)	1.0	1.6
	Digital customers (MM)	15.1	30
	# geographies in top 3 customer service	3	8[(1)]
	Customer loans growth above peers	✓	✓

(1) Spain, Portugal, UK, Poland, Brazil, Mexico, Chile and Argentina. The U.S.:approaching peers

Key takeaways

We are **evolving our business model and culture** to **increase our customer's satisfaction, loyalty and profitability**

We are working on 5 levers: 1/ **Connecting our banks** to improve value proposition; 2/ **Business Intelligence**; 3/ **Multichannel;** 4/ **Customer experience**; 5/ **Tailor-made solutions** for specific groups of customers

From the Corporate Centre we ensure that all units take full advantage of our size and global scale to **build the best Retail and Commercial Bank in all countries we operate**

Santander

Simple | Personal | Fair

Santander

INVESTOR DAY 2015

LONDON, 23-24 SEPTEMBER

Andreu Plaza

Head of Technology and Operations

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries.

The IT&Ops division's aim is to deliver excellent customer service to our 117MM customers, with best in class efficiency: Operational excellence

ATMs
~35,700

Point of sale (POS)
~680,000

Branches
12,910



Internet/Mobile
15.1MM digital customers

Transactions per week
~1,260MM

www webs
~300 sites
~100MM visits / month

Applications
~7,000

Organisation
190k Group employees

We focus on the elements that will help Santander become the best retail and commercial bank

- **Service quality**
- **Execution speed**
- **Digital architecture**
- **Efficiency**
- **Service company culture**

Providing an **excellent service** to banks and lines of business, by delivering **simple, flexible, reliable and efficient platforms and processes** to be the **best retail and commercial bank** that earns the lasting loyalty of our **people, customers, shareholders and communities**

The division is organised in a 3 layer model

Corporate Division

Banks

Shared Services Centres

IT

isban

produban

Back Offices

geoban

Santander Back-Offices Globales Mayoristas, S.A.

To date, the Group has invested in robust technology capabilities that are the foundations of our digitalisation

1990's

Systems without competitive capacity



Unreliability
(system downtime)

2000's

Technological stabilisation and consolidation



Investment priority: infrastructure and back-end *with focus on robustness and scale efficiencies*

2015

Digitalisation



- Customer experience
- Time-to-market
- Data and systems quality
- Costs

The Group has a shared infrastructure of five state-of-the-art Data Centres that manage all customer data and reduce operational risks



QUERÉTARO
Tier IV
CARLTON PARK
Tier IV
CANTABRIA
Tier IV
BOADILLA
Tier III
CAMPINAS
Tier IV



Tier IV
Tier III
Tier II
Tier I

- 99.995% uptime
- Annual downtime: 26 minutes
- Redundant power, cooling, hardware and fault tolerance components

Our local banks and Data Centres are interconnected through a proprietary network (GSNET)



GSNET
NUEVA YORK
HONG KONG
MIAMI
MÉXICO
MILTON K.
LONDRES
FRANKFURT
HONG KONG
SAO PAULO
CAMPINAS
CANTABRIA
MADRID
Nodo N1 Core en PoP
Nodo N1 Core en DC Corp
Nodo N1 Core en DC en construcción

Shared infrastructure results in lower platform costs



Annual mainframe cost per installed MIPS¹
(€ / MIPS)
-36%
956
1,486
1,185
Santander
Retail banks²
Industry benchmark³



Annual storage cost per terabyte
(€ / Terabyte Installed)
-49%
2,201
4,307
4,796
Santander
Retail banks²
Industry benchmark³

(1) MIPS: Microprocessor without Interlocked Pipeline Stages
(2) Retail banks: Those 4 entities (among the 13) closest to Santander in terms of banking profile (Société Générale, Wells Fargo, Unicredito, BBVA)
(3) Industry benchmark: HSBC, BNP Paribas, JP Morgan Chase, Barclays, Mitsubishi, Bank of America, Citigroup, Société Générale, Royal Bank of Scotland, Wells Fargo, Lloyds, Unicredito, BBVA
Source: IBM Global Technology Services benchmark. November 2014

The Group has a shared core banking structure that is considered among the best in the world

Core banking structure


Portals
Channels
CRM
Processes
Alhambra
Multi-channel services
Partenón
Altair
Transactional systems

Top 3 overall

Category specific ranking

Breadth of functionality: 2nd
Platform agility: 3rd
Service capability: 4th

Partenon/Alhambra as a core banking system platform ranks 3rd against top market players[1]

(1) Source: Oliver Wyman benchmark, November 2013. This benchmark is a comparison of vendor platforms: Infosys, TCS, Partenon/Alhambra, Temenos, SAP, Accenture, Misys, Sopra, FIS, Fiserv

Shared Service Centres serve banks on an 'arms length' basis, providing expert knowledge and economies of scale: a unique model that creates a sustainable strategic advantage

Technology

isban
- Software Development

produban
- IT Production

Banking operations

geoban
- Back-Office

- Santander Back-Offices Globales Mayoristas, S.A.

Benefits

- High **specialisation**
- **Global reach** and **local action**
- Centres of **excellence**
- **Economies of scale**
- **Recognised by regulators** since it decouples service continuity from the banks' financial situation **(living wills)**
- **Best practices** transfer vehicle
- **Alignment** with Group policies

This efficiency management has helped to maintain low costs of IT, despite a very intensive agenda to build the infrastructure

IT Outflow

	2011	2012	2013	2014
IT Outflow % Gross Income	8.3%	9.2%	9.1%	8.8%
T&O Milestones	• Data Cantabria processing centre	• Partenon Projects • UK • Corporate • USA • Germany	• Banesto Migration • Corporate data centre • Mexico • UK • Brazil	• Cloud services

IT outflow[1] (% of gross income)



11.3%
7.1%
8.9%
8.8%
Maximum
Minimum
Average
Santander
Industry benchmark²

Santander Group is leader in R&D[3] expenditure versus peers[4]

(1) Outflow: IT actual cash expenditure (2) Source: McKinsey benchmark 2014 (3) Research and development (4)European Commission, public data of R&D expenditure in 2014

Going forward further efficiencies will allow us to undertake investments in digitalisation

Digitalisation

Business as usual savings

- **Improve** business as usual **(BAU)** maintenance costs
- **Synergies derived from cross projects** developments: ATMs, mobile, International Trade…

IT&Ops Transformation Plan

- A **3 years IT&Ops Plan** that should provide **additional savings**

Upgrade franchises

- Reduce **obsolescence**
- **Digital**
- **No manual** processes
- Better **customer journeys**
- New **business applications**

Now it is time for customer experience (operational excellence) and innovation

1990's	2000's	2015
Systems without competitive capacity	Technological stabilisation and consolidation	Digitalisation







Unreliability
(system downtime)

Robustness and scale efficiencies

- Customer experience
- *Time-to-market*
- Data and systems quality
- Costs

Focus on investments: front end and innovation to build the new digital bank

We have already started the digitalisation around 5 themes

Digitalisation

1 Operations



- **Processes simplification**
- **Shared Services Centres** (SSC) as centres of excellence

2 Channels



- Boosting investments in the Front
- **Mobile** (SmartBank, P2P[1], Personal Financial Management,...)
- New **ATMs**
- **Customer experience** project

3 Data



- Risk Data Aggregation (RDA)
- New **CRM**[2] platforms (Neo CRM, ADN, Certo, One,...)
- **Big Data**

4 IT



- **Agile methodologies**
- New **architecture**
- **Cloud** infrastructure
- Managing **cyber security**

5 Organisation & Culture



- **Simplify** organisation
- **Service company culture**
- **Simple | Personal | Fair**

(1) P2P: Peer-to-peer banking (2) CRM: Customer relationship management

Developing operational excellence

Digitalisation

1 Operations
2 Channels
3 Data
4 IT
5 Organisation & Culture

Process simplification



Processes number
Business criticallity
Customer relevance
3
43
410
39

Shared Service Centres





Cost
Productivity

Evolving as centres of Excellence

Boosting front applications and improving customer experience

Digitalisation

1. Operations
2. **Channels**
3. Data
4. IT
5. Organisation & Culture

Mobile



Santander
Mobile Banking
Log On
Find your nearest branch
Pay and be paid through your mobile.
Watch now
Terms & conditions apply.
Santander Mortgages
Santander Personal Loans
Account Alerts

Putting mobile at the heart of the customer experience

Customer journeys



Selection
Pre-Sale
Acquisition/ Sale
Delivery
Transactional Activation
Appointment
Offer
Contract
Products/ Services
Engagement Customers
Structural enabler for the Customer Journey
Technology
Workflow
Attention protocols (training and change management)
Commercial model (incentives)
Contractual information and documentation

Improving customer experience through customer journeys

Focusing on data challenges from the regulatory world to new business opportunities

Digitalisation

1. Operations
2. Channels
3. **Data**
4. IT
5. Organisation & Culture

Risk Data Aggregation (RDA)

Compliance with the **Risk Reporting Framework (RRF) & Risk Data Aggregation (RDA) principles** involves a series of action lines in terms of framework, criteria and concepts, **repositories and data quality**

KEY ELEMENTS

1. Risk reporting framework
2. Golden Sources
3. Operational information quality
4. Data Dictionary



1
Risk Reporting Framework
2
Golden Sources
3
Operational
4
Data Dictionary

Neo CRM



Inicio

- Customer 360º
- Just one tool
- Easy to use

Big data

- More granularity
- Real time information
- More sources of information
- More accurate and sophisticated techniques of data analysis



BIG
DATA
INFORMATION

Developing a new architecture and more flexible and efficient technologies

Digitalisation

1 Operations

2 Channels

3 Data

4 IT

5 Organisation & Culture

New architecture



Microsegmented Customer Base
Attended Channels
Social networks
Mobile
Access Points
Customer Session Processes
Analytical CRM
Customer 360º
Operational CRM
End to end customer proccesses with multichannel vision
SOA architecture for corebanking access
Core Banking - PARTENON
Golden Sources Governace Systems
Golden Source Customer
Financial Information
Information of all Risks
Capital Planning
Business Management Information with customer vision
Supra Golden Source
Governance Bodies Reporting
Regulatory Reporting
Management Datamart by segment
COMMERCIAL FRONT

Cloud infrastructure



amazon
Windows Azure
Google
IBM
GSNET
MX
UK
BR
ES

For non-transactional, non-critical data

Changing our culture

Digitalisation

1 Operations
2 Channels
3 Data
4 IT
5 Organisation & Culture

Organisational changes	Cultural changes
New simpler organisation of IT&Ops Division	Service oriented culture "Our success is our internal customers' success"

Simple | Personal | Fair

2018 targets

- Top 3 bank to work for in the majority of our geographies

- All geographies top 3 in customer service
- Operational excellence
- 30MM digital customers

People | Customers

"To be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities"

Communities | Shareholders

- C/I <45%

Key takeaways

- Our **IT&Ops 3 layer model** (Corporate Division, banks and SSC) **is unique** and drives **significant efficiencies**
- This model also helps to increase **service quality** and guarantees a deep **control** of the **technological and operational risk**
- So far, the Group has invested in **robust technology capabilities that are the foundations of our digitalisation**
- **Now it is time for customer experience** (operational excellence) **and innovation, whilst maintaining our resilience**

Santander

Simple | Personal | Fair

Santander

INVESTOR DAY 2015

LONDON, 23-24 SEPTEMBER

Jaime Pérez Renovales

Head of Organisation, Costs and Human Resources

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries.

Santander has a unique model for cost management that enables us to a superior efficiency performance

- **Tight cost control and budgeting** - offsetting increases derived from BAU[1], inflation, regulatory requirements, new commercial projects and perimeter modifications
- **Positive jaws** - revenue growth above cost growth



Costs evolution
(€MM)
CAGR
-0.2%
20,116
20,158
20,038
2012
2013
2014

(1) Business as usual

We leverage our global scale while keeping accountability at a local level

Corporate / Global initiatives

Efficiency Plan Definition
- Corporate methodology
- Continuous monitoring
- Best practices sharing

Global Factories and IT Systems
- Partenón, Altair and Alhambra
- Geoban, Isban, Produban, Aquanima, etc.

Headquarters Rationalisation
- Corporate role redefinition (from 15 to 10 Divisions)
- 'Zero base' Plan

Local efficiency plans implementation



Network Rationalisation
Integration + Efficiency Plan
Efficiency + Zero Base Plan

Strong execution culture in all local units

Additionally, best practices are systematically transferred to all countries (Example of best practice)

Santander Group has a **Global Purchasing Model** that leverages **global capabilities** to realise **savings in all units**

Levers

1. **Global Model**
   - Annual Purchases Plan and monthly reports
   - Purchases consolidation / catalogues usage
   - Global and local negotiations integration to guarantee best deals
2. **Global Platform**
   - Aquanima Purchasing Platform
   - Best-in-class online negotiation technology (above 40% volume negotiated online)

Impact

- **€4.5bn purchases centrally managed**
- **Average cost savings of ~10% per year**

Model implementation dates



(B&B, A&L)
Real Estate (Altamira)
2008
2009
2010
2011
2012

Efficiency is a significant competitive advantage vs. peers


Efficiency ratio[1] vs. Peers[2]
P1 41
P2 45
Santander 47
P3 49
P4 52
P5 56
P6 56
P7 57
P8 59
P9 60
P10 61
P11 65
P12 66
P13 68
P14 73
P15 73
P16 84
P17 85


Advantage vs. Peers (15 p.p.)
47
>62
Santander
Peers

(1) Expenses / Revenues in 1H'15 (2) Peer Group: Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HSBC, ING, Intesa Sanpaolo, JP Morgan, Banco Itaú, Lloyds, Standard Chartered, Societe Generale, UBS, UniCredito, and Wells Fargo

Building on our principles, we adapt our cost strategy across economic cycles

Efficiency levers

Phase I – Growth cycle	Phase II – Crisis management	Phase III – New challenges
Model implementation and integrations' execution *2005- 2009*	**Model enhancements and cost management** *2010- 2014*	**Model transformation** 2015- 2018
• Roll-out of Santander model in all geographies • Capture integration synergies of acquisitions	• Enhance Santander model • Efficiency plans in all geographies • Headquarters and factories rationalisation	• Further economies of scale • Invest in commercial transformation and digital banking ... • ...to guarantee a superior and sustainable efficiency model... • ...under a new regulatory environment
Limited growth of costs contributes to 'Positive jaws'	**Efficiency plans allow for 'Flat jaws'**	**Model transformation drives 'Positive jaws'**

From cost efficiencies to operational excellence

And we tailor it on a country basis, but with an overall Group target: Cost to Income below 45% in 2018



Revenue Growth
High
Moderate
1
Costs as a growth enabler
2
Cost management as profitability lever
3
Investment to meet regulatory requirements
Below inflation
Below revenue growth
Cost growth (real terms)
Group 2018 target: Cost to Income <45%

Looking forward, investment in commercial transformation and digital banking will guarantee a superior and sustainable efficiency model


1
Superior efficiency performance
2
IT investment and innovation
3
Business model transformation

- Network optimisation
- Lean Corporate Centre
- Local HQ / Intermediate structures
- General expenses management

- IT infrastructure investments
- Innovation projects and channel enhancements
- Regulatory requirements

- New distribution models
- Further network optimisations

We expect to achieve our €2bn cost savings target, one year ahead of schedule and we have set a new target: €3bn by 2018 vs. 2013

Efficiency Plan. Accumulated savings[1]



(€MM)
One year ahead of schedule
1,000
2,000
1,188
1,750
>2,000
3,000
2014
2016
2014
1H'15
FY 2015
2018
Original Plan
Savings achieved
New target

Main levers

- **Network optimisation** leveraging digital banking
- **Lean Corporate Centre:** cost efficient, value adding, transparent and favouring accountability
- **Local HQ / Intermediate structures** optimisation
- **General expenses** management

(1) Gross savings calculated with a bottom up approach adding all efficiency initiatives. This Efficiency Plan is a key lever to improve our cost to income to the committed 45%

Key takeaways

- **Efficient cost management** has always been a **top priority** and **distinctive capability** for Santander
- Looking forward, investment in **commercial transformation** and **digital banking** will guarantee a superior and sustainable efficiency model
- In order to maintain our efficiency while investing, **we are extending our Efficiency Plan: €3bn target for 2018**
- 2018 Target: **Cost to Income below 45%**

Santander

Simple | Personal | Fair

Santander

INVESTOR DAY 2015

LONDON, 23-24 SEPTEMBER

Jose García Cantera

Group Chief Financial Officer

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries.

1. Entering a new macroeconomic cycle with tougher regulation
2. Committed to P&L execution discipline and efficient capital allocation
3. Financial management in line with a prudent banking model
4. Group and country financial guidance

1

Entering a new macroeconomic cycle with tougher regulation

Santander has proven its resilience throughout the crisis

Santander profit has been more stable than that of its peers, without a single quarter of negative P&L



Attrib. profit. Santander vs. Peers[1]
(€bn)
20
15
10
5
0
-5
-10
-15
-20
2006 2007 2008 2009 2010 2011 2012 2013 2014

(1) "Peer Group": BBVA, BNP Paribas, Citigroup, Deutsche, HSBC, Intesa Sanpaolo, Itaú, JPMorgan Chase, Lloyds, Société Générale, UBS, UniCredit, Bank of America, Wells Fargo, Barclays, Standard Chartered and ING Group

Better past performance has been the result of…

Focus on Retail and Commercial Banking



Retail & Commercial Banking: 80%

Geographic diversification



2%
4%
13%
20%
SCF 10%
Other Europe 1%
7%
6%
22%
5% Other LatAm
10%

Costs discipline



C1
C2
Grupo SAN
C3
C4
C5
C6
C7
C8
C9
C10
C11
C12
C13
C14
C15
C16
C17

Subsidiaries model

Strong balance-sheet

Prudent risk culture

An uncertain environment with a dual macroeconomic and banking sector scenario

	Macroeconomic	Banking sector
Mature markets	• Growth is back but below pre-crisis level • High global debt levels • Weak demographics • Low inflation • Excess supply and weak demand • Digitalisation is deflationary factor • Low and flat yield curves **Lower but stable growth with low rates**	• Low interest rates = Lower margin • Low asset growth • Regulation affecting revenues and increasing costs • Increasing competition / shadow banking • Higher capital requirements • Structural pressure on banking profitability **Revenue pressures push banks to: re-engineer business models**
Emerging markets	• L-T growth potential, currently under cyclical adjustments • Commodities, US rates and US$ put temporary pressure • Devaluation generates inflation and pushes rates higher • Stronger demographics • Traditional slope of yield curves **Solid growth to resume after cyclical adjustments**	• Low penetration: L-T opportunity • Middle classes are being bancarised • Low leverage levels • Sustainable credit demand in the L-T • Banking model RoTE sustainable. Some excesses are absorbed in the S-T with provisions temporarily rising **Sustainable models do not require fixing: focus on growth**

The economics of the sector have changed: RoTE will be structurally lower

European Banks RoTE well below pre-crisis


TCE x2
~20%
7 – 9 %
~11%
2007 RoTE
2014 Real RoTE
2014 RoTE with
2007 Profits

Even assuming profits of 2007, RoTE would have halved as a result of regulatory pressure

- Net profit has halved
- RWAs are about stable
- TCE has doubled
- FL CET1 are now higher
- **All of the above leading to RoTE below half of those pre-crisis**

TCE: Tangible Common Equity

In this challenging environment being a leader demands:

Improving the Santander model…


Geographic diversification
International talent, culture and brand
Strong balance sheet & global control frameworks
Innovation, digital transformation and best practices
Subsidiaries model
Focus on retail and commercial Banking

+

…ensuring:

1. P&L Execution Discipline
2. Efficient Capital Allocation

2

Committed to P&L execution discipline and efficient capital allocation

In this new environment, we have defined a new business/commercial model and will use two levers to achieve our targets



>20%
~400 b.p.
~700 b.p.
>400 b.p.
c.13%
Pre-Crisis RoTE
Cyclical Impacts
Structural Impacts
Execution
2018 RoTE Target

- Lower interest rates
- Increased provisions
- Reduced credit demand / deleverage

- Regulatory requirements
- Additional capital
- Liquid assets
- Others...

Our commitments within each group of tools

1 P&L execution discipline

- Corporate Centre: Cost efficient, value adding, transparent and favouring accountability
- Increasing revenues to drive profitable growth
- Maintaining operational excellence as part of our DNA
- Ensuring cost of credit normalization

2 Efficient capital allocation

- Quarterly organic capital generation after 30%-40% cash pay-out
- Strict M&A criteria
  - Accretive EPS at least in year 3
  - ROI > CoE at least in year 3
- Group-wide risk management
- Good starting point: c. 10% FL CET1 Ratio

Increasing subsidiaries management responsibility for execution

1 P&L execution discipline

Corporate Centre

- Funding Group investments
- FX Hedging
- Liability management

Subsidiaries

Spain:

- Accounting for its funding costs
- Gains/Losses for its liquidity gap
- Benefitting from ALCO portfolio

Brazil and Mexico:

- Full cost of their issued hybrids

All subsidiaries:

- Refinement of the scope of costs allocated to units



P&L changes (% of allocation change, 1H'15)
-100
Corporate Centre
+57
-7
Non core¹
+13
SCF
+3
-3
+23
+8
+6
Others
The change implies a reduction of €345MM in 1H'15

(1) Spain Real Estate

Our corporate centre will account for a declining share of our profit

1 P&L execution discipline



Increasing divisional transparency
Corporate centre attributable loss / total attributable profit, %
39
29
c. 25
c.10-15
35
Peer[1] average
Before (1H 2015)
1H 2015
2015 (e)
2018(e)
Under new criteria

2018 target: C/I <45%

(1) Societe Generale, BBVA, BNP, Intesa, Unicredit, Credit Agricole

Top P&L levers to drive profitable EPS growth

1 P&L execution discipline

Revenue growth	Cost control	Cost of credit normalisation
• Increasing customer loyalty and gaining market share • Country commercial strategies • Group support to promote and share best practices	• Cost savings plan increased to €3bn from €2bn • Positive jaws after investments in digital and new regulation	• Risk appetite: medium-low profile • Group-Wide Risk Management in an Autonomous Subsidiary model • Advanced Risk Management Program
2018 Target	**2018 Target**	**2018 Target**
+€3bn loyalty	**<45% C/I**	**2015-2018 average cost of risk 1.2%**

\+ \+ =

2018 Target

Double digit EPS growth

Our commitment: improve the efficiency of our capital allocation

2 Efficient capital allocation

Group capital management levers and directives

1 **Keeping RWA growth** below profit growth, ensuring **coordination** with all units

2 **Developing and executing plans to optimise capital** at Group, country and business level

3 Anticipating and **adapting to prospective regulations**

4 Defined **capital structure, capital plans and living wills**

5 Enforcement of **capital discipline** across the Group and **disciplined M&A**

6 Listing of subsidiaries **no longer a priority**



We have a simple, low risk and highly diversified model that requires less economic capital

2 Efficient capital allocation

AQR impact on CET1 (b.p.)

SAN: lowest adjustment among competitors



SAN -4
DB -7
BNP -15
C. Agricole -18
Unicredit -19
BBVA -21
SocGen -22
Intesa -25
ING -29
Commerzbank -55

Lower minimum capital ratio requirement…



Intesa 7.0%
SAN 8.0%
BBVA 8.0%
ING 8.0%
Unicredit 8.0%
SocGen 8.0%
BNP 9.0%
DB 9.0%
Lloyds 9.1%
Barclays 10.6%
HSBC 10.6%

…and lower G-SIBs surcharge than competitors



SAN 1.0%
Wells Fargo 1.0%
BBVA 1.0%
RBS 1.5%
BofA 1.5%
Barclays 2.0%
DB 2.0%
BNP 2.0%
HSBC 2.5%
JPM 2.5%

Our countries are focused on improving RoRWAs

Efficient capital allocation


2015(e) vs 2018(e) RoRWAs
Higher COE requires higher RoRWAs
Cost of Equity
18%
16%
14%
12%
10%
8%
6%
4%
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
RoRWAs
+
+

With room to manage RWAs due to our low risk and high diversification

2 Efficient capital allocation

Taking advantage of organic growth opportunities

- We will not 'sell' profits to reduce RWAs
- We are committed to grow our business organically
- **Optimisation:** We have plans to reduce RWA by ~4% or ~€30bn, equivalent to capital generation of c.€3bn
- **More efficient use of capital: We will maintain overall RWA growth below profit growth and below loan growth**

RWA / Total assets[1] %; 1H'15



C1 22
C2 25
C3 27
C4 28
C5 30
C6 31
C7 36
C8 42
46
C9 46
C10 46
C11 47
C12 51

% Exposure at default (EAD)



IRB
63%
37
Standard
Future Roll Out
65%
35%
Standard Permanent

(1) Main European banks

Our commitments: a growth model, with growing: RWA, TBV and overall with increased profitability



11.5%
RoTE
c.13%
RoTE
>400b.p.
c.-125b.p.
c.-200b.p.
+50b.p.
9.83%
>11%
c.€20bn
TCE
1H'15 FL CET1
PAT
Payout
RWA
Optimisation plans
2018 target FL CET1

Generating Capital

- **>100b.p.** increase in our FLB3 CET1
- Generation of Tangible Common Equity (TCE) **c.€20bn**
- Improving **RoTE (c.150b.p.)**
- **RoRWA** c.+20b.p.

3

Financial management in line with a prudent banking model

Our subsidiary model is geographically ring-fenced, which reduces systemic risk

A decentralised model where subsidiaries are...

...legally independent and...

Local banks for all purposes, subject to double supervision and internal control: local and global

Subject to local supervision and regulation



National deposit guarantee fund

...autonomous in capital and liquidity


Firewall

This model is a strong incentive for local managers and enables local resolvability

Funding maturities are well diversified by issuers and products, hence our refinancing risk is limited

(€bn, 1H'15)



Parent
7.9
12.1
9.9
3.1
2.0
4.8
14.9
SCF
1.9
4.3
0.5
1.4
0.0
1.1
0.0
UK
1.6
5.5
8.2
5.4
5.0
15.2
7.8
Brazil
1.0
5.0
9.0
1.5
0.0
0.1
0.2
2015
2016
2017
2018
2019
2020 - 2024
2025+
Subordinated Debt
Senior
Covered Bond
Preferred Stock

YTD Group M/LT issuances €26.1bn

Consolidated Liquidity metrics *Jun'15*	
Commercial Gap	€111bn
LCR	133%
NSFR	109%
Encumbrance	25%

Maturities in Brazil include Letras Financeiras

Already above total capital requirements including Combined Buffers



15.80%
AT1 1.07%
T2 0.93%
12.67%
T2 1.90%
AT1 0.94%
CET1 9.83%
CET1 13.80%
11.50%
2.50% CCB
1.00% GSIB
8.00%
Group Total Capital
Parent Total Capital
2019 CBR Req.
1H'15

We are already 117 b.p. above CBR*, before AT1 and T2 buckets

2018 targets

- **AT1:** ~€5bn; 1.5% of RWA
- **T2:** ~€7bn; 2% of RWA

Current CET1 + Targeted AT1 and T2 will be more than 150b.p. above total CBR

Group T2: includes all complying instruments as of 14/09/15
CBR: Combined Buffer Requirement

TLAC-MREL: comfortable position

	MREL[1]	TLAC[2]
Covered entities	All EU credit institutions	International GSIFIs
Santander	Santander, Portugal, Poland, UK, Germany and Group/European Group	Each resolution entity
Focus	Pillar II	Pillar I + Pillar II
Eligible liabilities	Wider definition	Limits to 2.5% *pari passu* instruments to excluded liabilities
Denominator	Total balance sheet	RWAs / Leverage ratio
Minimum ratio	8%	16% initially + Capital Buffers 6% Leverage ratio
Date	Jan'16; 4 years phase-in	Jan'19

All European subsidiaries and Group already met MREL requirements

(1) MREL: Minimum requirement for own funds and elegible liablities (2) TLAC: Total Loss Absorbing Capacity

And ready to comply with expected TLAC requirements[1]

TLAC requirements[1]

- Santander has a resolution strategy approach of multiple point of entry (MPE)
- Parent Bank current stock of senior debt would be sufficient to meet the TLAC requirement Group-wide risk management
- Most of our subsidiaries are already TLAC compliant or have very low deficit

The MPE model

- The absence of significant financial linkages in MPE groups is a natural firewall to reduce contagion
- Each Subsidiary Bank should have sufficient individual Loss Absorbing Capacity (TLAC)
- The excess TLAC at subsidiaries can be used at the Parent

(1) The introduction of TLAC by the FSB is still a proposal. Final position of the FSB expected by the end of 2015, for expected implementation not before 1st January 2019. TLAC estimates are based on our interpretation on the FSB's November 2014 consultation document on the "Adequacy of loss-absorbing capacity of global systemically important banks in resolution"

Parent bank is already in a good situation to comply with TLAC…

Potential TLAC requirement



Systemic buffer
1.0%
Conservation buffer
2.5%
19.5-23.5%
Additional TLAC (pillar 1)
8.0-12.0%
Tier 2
2.0%
Tier 1
1.5%
CET1
4.5%
TLAC ratio 16-20%
TLAC ratio
Capital Buffers
Total TLAC + buffers

Current situation Parent company (Jun'15)



21.5%
13.8%
2.8%
2.5%
2.4%
4.7%
Estimated shortfall: €9.8bn
Non-qualifying senior debt: €19.1bn
TLAC mid-point requirement
FL CET1
Hybrids
Eligible
Shortfall
Non-qualifying senior debt[1]

(1) Eligible senior debt under the FSB term sheet but don't qualify as they rank pari-passu with excluded liabilities

…at the sub-consolidated level in our main units

€bn	Shortfall	Non-qualifying Senior debt[1]	Annual issuance volumes[2]
	9.8	19.2	[10-12]
	3.3	19.5	[10-15]
	0	25.8	[5-8]
	6.3	0	[2-3]
Other units	8.2	8.4	[10-15]
TOTAL	**27.6**	**72.9**	**[37-53]**

Total shortfalls including all subsidiaries amount to <€28bn, a quite manageable level for Santander

(1) Eligible senior debt under the FSB term sheet but don't qualify as they rank pari-passu with excluded liabilities
(2) Normal issuance volumes for managing the structural balance sheet activity

We have an active FX hedging policy for our capital and P&L

FX risk on capital: 100% excess capital hedged



Hedged
Group
9.83%

- To neutralize FX volatility in our Fully Loaded B III ratio
- Based on Group regulatory capital and RWA figures

FX risk on P&L hedging our budgeted P&L

- Dynamic hedging on non euro budgets
- Hedging the budget on a yearly basis
- Reduces the impact of FX volatility

Corporate Centre assumes the cost of carry and the outcome of the strategies

Interest rate risk hedging to protect core deposits profitability

Interest rates sensitivity as of Jun'15

(+100b.p. parallel shift, €MM)

EUR	+316
GBP	+150
USD	+58
PLN	+23
BRL	-219
CLP	-41
MXP	+53

AFS portfolio to hedge interest rate risk (€87bn in total, Jun'15)


Others
9%
UK
14%
Spain
34%
Poland
6%
18%
USA
14%
Brazil
5%
Portugal

- No carry trade
- Average duration: ~3 years
- Marked to Market (AFS)
- Hedged locally

4

Group and Country financial guidance

Transparent performance Group metrics in 2016

Loyal retail and commercial customers (MM)



+15%
13
15
1H'15
2016(e)

Average SME and Corp. market share growth



+0.5 p.p.
1H'15
2016(e)

Digital customers (MM)



+33%
15
20
1H'15
2016(e)

Cost of risk (%)



1.32
improving
1H'15
2016(e)

2016 vs. 2015:

- Accelerating fee income growth
- Stable C/I
- Growth in dividend and EPS

2018 financial targets

DMs

EMs

A dual macroeconomic- financial environment

Developed markets recovery is established

- Europe periphery recovers fast
- Cost of risk coming down across the board

Emerging markets are facing some cyclical adjustment

- Though keeping structural L-T growth
- Currencies are a source of P&L volatility

Global macro

- Global growth continues to be below pre crisis level (and below potential?)
- ...and as a result interest rates might stay lower for longer

In summary, short-term market uncertainty with long-term potential

	1H'15	2018 Target
C/I Ratio	47%	< 45%
Cost of risk	1.3%	1.2%(1)
RoTE	11.5%	c. 13%
FL CET1	9.8%	>11%
Cash Dividend Payout	30%	30%-40%

- Increasing **EPS**, reaching **double digit growth by 2018**

(1) Average for 2015 – 2018

Country targets aligned with the Group

2018 targets

		Group				SCF						
Growth CAGR 2015-2018	Loans	Above peers	SD	SD	SD	SD	SD	DD	SD	DD	DD	SD
Operating excellence	C/I ratio	<45%	<50%	37%	c.50%	c.42%	c.37%	<37%	<42%	50%	<40%	<45%
Risk management	NPL ratio	c.4%	<1.5%	~peers	<4.5%	c.4%	2.5%	<3.5%	<5.5%	<1.7%	c.5%	<8%
Profitability	RoTE	c.13%	12-14%	c.17%	c.14%	14-15%	>11%	>16%	16-17%	c.30%	>17%	>14%

SD: Single Digit DD: Double Digit

Key takeaways

- Santander has an unique model to cope with the current new macroeconomic and tougher regulatory environment, in which **P&L execution discipline** and **efficient capital allocation are key**
- Our commitment: to improve RoTE to generate **organic capital accumulation after growing dividends and business growth**
- Our financial management corresponds to a **prudent banking model**
- **As a result of our transformation program** (customer loyalty, digital innovation and operational excellence) **reaching double digit EPS growth by 2018**

Santander

Simple | Personal | Fair

Santander

INVESTOR DAY 2015

LONDON, 23-24 SEPTEMBER

Closing session

Ana Botín

Group Executive Chairman

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries.

In spite of the recent crisis, Santander has delivered profit every year, paid dividends every quarter and reinforced its capital base


Group Statutory Profit (€bn)
8.9
8.9
8.2
5.3
2.3
4.2
5.8
2008
2009
2010
2011
2012
2013
2014
Total Equity (€bn)
60.0
60% more capital
97.2[1]

(1) After the capital increase of January 8, 2015

Our model is resilient and capable of delivering profitable growth: we are large but simple and our subsidiaries have the advantage of being part of the Group


Large, yet simple
Geographic diversification
Focus on retail and commercial Banking
Subsidiaries model
International talent, culture and brand
Strong balance sheet & global control frameworks
Innovation, digital transformation and best practices
Value adding Corporate Centre

Over the past 12 months we laid the foundations for the Bank we want for the next 10 years



Capital

- €7.5bn **capital increase**
- Commitment to **FL CET1 > 11% capital base** by 2018
- **New dividend policy, increased cash dividend** (30 – 40% cash payout)
- **Organic capital generation**



Governance and team

- Changes on the **Board** (Group and subsidiaries)
- **Group Governance and Group-Subsidiary Governance**
- **New management team** in Corporate Centre and Countries[1]
- Simplified **corporate structure** with greater transparency



Strategy and Culture

- Commercial **loyalty** strategies
- Investments **in infrastructure, digitalisation and regulatory projects**
- **Cultural transformation** programme

…whilst we continued to deliver for shareholders: +24% PAT, 46.9% C/I, 11.5% ROTE, 9.83% CET1 in H1 2015

(1) UK, Brazil, Spain, Mexico and US

2016-2018: Commercial model transformation: all about execution

2015

Laying the foundations for our transformation

- Capital ✓
- Governance and team ✓
- Strategy and Culture ✓

2016 – 2018

Transformation of our commercial model

- **Loyal customers**: 18.5MM by 2018
- **Digitalisation**: 30MM digital customers by 2018
- **Operational excellence**:
  - C/I < 45% by 2018
  - Top 3 in customer satisfaction
- Organic **capital accumulation**
- **Simple I Personal I Fair**

+ Increasing EPS, reaching double digit growth by 2018 and growing our dividend every year

Transparent performance Group metrics in 2016

Loyal retail and commercial customers (MM)


+15%
13
15
1H'15
2016(e)

Average SME and Corp. market share growth


+0.5 p.p.
1H'15
2016(e)

Digital customers (MM)


+33%
15
20
1H'15
2016(e)

Cost of risk (%)


1.32
improving
1H'15
2016(e)

2016 vs. 2015:

- Accelerating fee income growth
- Stable C/I
- Growth in dividend and EPS

We will deliver dividend growth from 2016 and achieve double digit EPS growth by 2018

Our capital management…

1. Listing of subsidiaries no longer a priority
2. More visibility of corporate activities
3. Disciplined M&A
4. RWA optimisation
5. Advanced Risk Management

… will deliver

- Increasing **EPS, reaching double digit growth by 2018**
- **Organic capital accumulation**
  - FL CET1 2018 >11%
- **Growing our dividend:**
  - 30-40% cash payout policy

Our commitments: a growth model, with growing: RWA, TBV and overall with increased profitability


11.5%
RoTE
c.13%
RoTE
9.83%
>400b.p.
c.-125b.p.
c.-200b.p.
+50b.p.
>11%
c.€20bn
TCE
1H'15
FL CET1
PAT
Payout
RWA
Optimisation
plans
2018 target
FL CET1

Generating Capital

- **>100b.p.** increase in our FLB3 CET1
- Generation of Tangible Common Equity (TCE) **c.€20bn**
- Improving **RoTE (c.150b.p.)**
- **RoRWA** c.+20b.p.

Our 2018 targets

People

- **Top 3 bank to work for in the majority of our geographies**

Customers

- 17MM **retail Loyal Customers**
- 1.6MM **loyal SMEs and Corporates**
- **Customer loans growth** above peers
- All geographies **top 3 in customer service***
  - 30MM **digital customers** (x2)
  - C. 10% CAGR of **fee income 2015-2018**

"To be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities"

Communities

- **People supported** in our communities: 4.5MM 2016-18
- c.130k **scholarships** 2016-18

Shareholders

- **C/I** <45%
- **2015-2018 average cost of risk** 1.2%
- **RoTE** c.13%
- Increasing **EPS**, reaching **double digit growth by 2018**
- 30%-40% **cash dividend pay-out**
- **FL CET1** > 11%

* Except for the US – approaching peers

Key takeaways of our Investor Day

A scale retail and commercial bank operating in **10 markets, well balanced between developed and emerging economies**

Foundations laid to:

- Simplify operations in our 10 core markets
- Maximise service and efficiency benefits of being part of the Santander Group
- Capture opportunities in the new era of digital banking, and increase customer loyalty
- Be at the forefront in meeting regulatory and societal expectations

The best bank for our people and customers in a majority of our 10 markets by 2018, **with improved and sustainable risk adjusted financial returns for our shareholders**

Our purpose

To help people and businesses prosper

Our aim

To be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities

A bank that is...

SIMPLE | PERSONAL | FAIR

Thank you